UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Carrington Laboratories, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

144525102

(CUSIP Number)

John L. Strauss

3409 Hanover St. Dallas, TX 75225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John L Strauss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 684,167 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 684,167 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 684,167
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The name of the issuer is Carrington Laboratories, Inc. (the “Issuer”). Its principal executive office is located at 2001 Walnut Hill Lane, Irving, Texas 75038. This statement relates to shares of common stock of the Issuer (the “Common Stock”).

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being filed by John L. Strauss (referred to herein as the “Reporting Person” or “Mr. Strauss”).

(b) The address of the Reporting Person is 3409 Hanover St., Dallas, Texas 75225.

(c) The Reporting Person is retired and a private investor.

(d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Of the 684,167 shares of Common Stock beneficially owned by the Reporting Person, 641,167 shares are held directly by the Reporting Person (individually or jointly with his wife) and 43,000 shares are held by irrevocable trusts (the “Trusts”) of which the Reporting Person is trustee, for the benefit of the Reporting Person’s children. The source of the funds used to pay the purchase price of all the shares was the personal funds of the Reporting Person or of the Trusts.

Item 4. Purpose of Transaction.

The Reporting Person currently holds the shares of Common Stock reported on hereunder for investment purposes. The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 684,167 shares of Common Stock of the Issuer, which shares represent approximately 6.4% of the issued and outstanding shares of the Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and the sole power to direct the disposition of all these securities.

(c) During the 60 days preceding the date of this report, the following purchases of Common Stock were made by the Reporting Person or the Trust:

Date	Number of Shares	Price
5/09/05	5,000	$3.7914
5/09/05	5,000	3.7896
5/10/05	100	3.2500
5/12/05	2,500	3.7460
5/12/05	2,500	3.6792
5/12/05	2,500	3.6385
5/12/04	914	3.6956
5/12/05	2,500	3.6262
5/12/05	5,000	3.7500
5/13/05	5,000	3.7500
5/13/05	2,300	3.7000
5/13/05	2,500	3.7100
5/16/05	4,200	3.7500
5/17/05	2,830	3.7100
5/17/05	1,400	3.7500
5/17/05	3,000	3.7100
5/17/05	300	3.7100
5/17/05	5,000	3.7500
5/17/05	300	3.7200
5/18/05	5,000	3.9000
5/18/05	700	3.8500
5/18/05	4,264	3.9000
5/18/05	5,000	3.8128
5/18/05	5,000	3.8700
5/25/05	3,000	3.8700
5/25/05	3,000	3.9100
5/25/05	3,000	3.9791
5/25/05	3,000	3.9300
5/25/05	3,000	3.9500
5/26/05	1,400	3.7600
5/26/05	2,000	3.7700
5/27/05	3,000	3.7600
5/31/05	3,000	3.7500
5/31/05	3,000	3.7500
5/31/05	4,600	3.7500
5/31/05	400	3.7400
6/01/05	59	3.7000
6/03/05	900	3.5500

All such purchases were made on the NASDAQ National Market System.

(d) The Trusts have the right to receive the dividends from, and the proceeds from the sale of, the 43,000 shares of Common Stock owned by them.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2005	/s/ John L. Strauss
John L. Strauss